SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: November 8, 2007	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Confirmation of Mailing dated November 8, 2007

November 8, 2007
British Columbia Security Commission
Alberta Security Commission
Saskatchewan Security Commission
Manitoba Security Commission
Ontario Security Commission
Quebec Security Commission
New Brunswick Security Commission
Nova Scotia Security Commission
Prince Edward Island Security Commission
Newfoundland Security Commission
Alberta Stock Exchange
Toronto Stock Exchange
Dear Sirs:
Subject:     Agrium Inc.
We confirm that the following material was sent by pre-paid mail on November 2, 2007, to the registered shareholders of the common shares of the subject corporations:
1.	News Release & Q3 Interim REPORT
In compliance with regulations made under the Securities Act, we are providing this material to you with our capacity as agent for the subject Corporation.
Yours truly,
GLOBEL DIRECT
Signed by:
/s/ Amanda Doiron
Amanda Doiron
Supervisor, Client Services
Cc: Agrium Inc.